CERTIFICATE OF AMENDMENT
to the
RESTATED CERTIFICATE OF INCORPORATION
of
INTER PARFUMS, INC.
Pursuant to the Delaware General Corporation Law

  Inter Parfums, Inc. hereby certifies that:

A.  The name of the Corporation is Inter Parfums, Inc. (the “Corporation”), and its original Certificate of Incorporation was filed with the Secretary of State of Delaware on May 6, 1985.

B.       The Restated Certificate of Incorporation is hereby amended to delete the requirement of unanimous approval of the board of directors to declare or pay dividends when the aggregate amount of dividends to be paid by the Corporation and its subsidiaries in any fiscal year is more than thirty percent (30%) of consolidated annual net income for the last completed fiscal year.  Accordingly, paragraph (e) of Article “NINTH” is hereby stricken in its entirety, and replaced by the following:

“(e) [intentionally deleted]”.

C. The foregoing Amendment to the Restated Certificate of Incorporation of the Corporation was authorized pursuant to Section 141(b) of the Delaware Corporation Law by the unanimous vote of a majority of the Board of Directors of the Corporation present at a meeting at which a quorum was present followed by the affirmative vote of a majority of all of the outstanding shares of Common Stock of the Corporation entitled to vote on the said Amendment to the Restated Certificate of Incorporation at a meeting at which a quorum was present pursuant to Section 242 of the Delaware General Corporation Law.

D. This Certificate of Amendment to the Restated Certificate of Incorporation shall be effective upon the filing of same with the Secretary of State of Delaware.

IN WITNESS WHEREOF, we have subscribed this document on the date set forth below and do hereby affirm, under the penalties of perjury, that the statements contained therein have been examined by us and are true and correct.

Dated: July 22, 2011	/s/ Russell Greenberg
Russell Greenberg, Executive Vice President

/s/ Michelle Habert
Michelle Habert, Secretary